EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report - Withdrawal of Class Action Certification Motion

Further to the Company’s immediate report of August 3, 2015 and further to the description in the chapter containing a description of the Company’s business affairs in its 2015 periodic report, concerning a claim together with a class action certification motion filed against the subsidiary, Pelephone Communications Ltd. (“Pelephone”) and three additional respondents, on grounds that one of the respondents made use of its database unlawfully and contrary to the Privacy Protection Law, 5741-1981, by transferring or selling its customers’ details to the other respondents, including Pelephone, the Company hereby provides notification that the Company today was notified by Pelephone of the court’s decision to approve the petitioner’s withdrawal from the class action certification motion against Pelephone and to dismiss his personal claim against it.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.